

New York Stock Exchange
11 Wall Street
New York, NY 10005

September 12, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of AT&T Inc., under the Exchange Act of 1934.

- 0.250% Global Notes due 2026
- 0.800% Global Notes due 2030
- 1.800% Global Notes due 2039

Sincerely,



An Intercontinental Exchange Company